BB 4/2

SEC Mail Processing Section
APR 01 2009
Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

09040628

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/1/2008 (MM/DD/YY) AND ENDING 01/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Premier Securities of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 Colony Point
(No. and Street)

Suwanee (City) GA (State) 30024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Early 770-271-0443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard, PC
(Name – *if individual, state last, first, middle name*)

171 17th Street, Suite 900 (Address) Atlanta (City) GA (State) 30363 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN G. EARLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PREMIER SECURITIES OF AMERICA, INC, as of JAN, [redacted] 31 2009, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO, CFO, FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREMIER SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED JANUARY 31, 2009

with
INDEPENDENT AUDITORS' REPORT

SMITH & HOWARD

Certified Public Accountants and Advisers

TABLE OF CONTENTS

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Board of Directors
Premier Securities of America, Inc.

We have audited the accompanying balance sheet of Premier Securities of America, Inc., a wholly owned subsidiary of The Consortium Group, LLC, at January 31, 2009, and the related statements of income and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Securities of America, Inc. at January 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

March 26, 2009

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

PREMIER SECURITIES OF AMERICA, INC.
BALANCE SHEET
JANUARY 31, 2009

ASSETS

Current Assets		
Cash and cash equivalents	$	110,989
Prepaid expenses		2,727
Deferred income taxes (Note 2)		1,212
Total Current Assets		114,928
Property and Equipment, at Cost		
Furniture and office equipment		51,725
Accumulated depreciation		(51,725)
		-
	$	114,928

STOCKHOLDER'S EQUITY

Stockholder's Equity		
Capital stock, par value $0.01 per share, authorized 25,000 shares, 10,000 shares issued and outstanding	$	100
Additional paid in capital		145,625
Accumulated deficit		(30,797)
		114,928
	$	114,928

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
YEAR ENDED JANUARY 31, 2009

Income	
Fees	$ 54,501
Interest income	746
	55,247
Commission Expense	33,893
Operating Expenses	11,172
Net Income Before Provision for Deferred Income Taxes	10,182
Provision for Deferred Income Taxes (Note 2)	2,047
Net Income	8,135
Accumulated Deficit, Beginning of Year	(38,932)
Accumulated Deficit, End of Year	$ (30,797)

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JANUARY 31, 2009

Cash Flows From Operating Activities		
Cash received from customers	$	54,501
Cash paid to suppliers and employees		(46,087)
Interest received		746
Net Cash Provided by Operating Activities		9,160
Increase in Cash		9,160
Cash and Cash Equivalents at Beginning of Year		101,829
Cash and Cash Equivalents at End of Year	$	110,989

Reconciliation of Net Income to Net Cash Provided by Operating Activities		
Net Income	$	8,135
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation		1,155
Decrease in prepaid expenses and other current assets		8,350
Decrease in deferred income taxes		2,047
Decrease in accounts payable		(10,527)
Total adjustments		1,025
Net Cash Provided by Operating Activities	$	9,160

The accompanying notes are an integral part of these financial statements.

PREMIER SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Premier Securities of America, Inc. (the Company) is a Georgia Corporation and wholly owned subsidiary of The Consortium Group, LLC, formed in February 2003. The Company is involved in the sale of variable life insurance policies, annuities and mutual funds through a network of registered agents. The Company is registered with the Secretary of State of Georgia, Department of Securities, pursuant to the Investment Advisors Act of 1940.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments having a remaining maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. As a result of liquidity issues experienced in the global credit and capital markets, it is at least reasonably possible that changes in risks in the near term could occur which in turn could materially affect the amounts reported in the accompanying financial statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed by the straight-line method over the assets' estimated useful lives of 5 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. There were no significant components of deferred income taxes as of January 31, 2009, other than net operating loss carryforwards.

Significant components of the provision for deferred income taxes are as follows for the year ended January 31, 2009, all of which related to utilization of net operating loss carryforwards:

Federal	$ 1,436
State	611
	$ 2,047

The Company has net operating loss carryovers of approximately $5,000 available to offset future taxable income which expire if unused in 2022.

The Company has elected to defer the implementation of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, ("FIN 48"). Under FIN 48, any uncertain tax positions will have to be identified and measured, with a corresponding adjustment for any uncertain tax positions that are determined by management to not be more-likely-than-not sustained upon examination by Federal and State taxing authorities. The Company will continue to follow FASB Statement No. 5, Accounting for Contingencies, until it adopts FIN 48.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year) and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At January 31, 2009, the Company had net capital of $110,989 which was $105,989 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Premier Securities of America, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Premier Securities of America, Inc. taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

Smith + Howard

March 26, 2009

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

PREMIER SECURITIES OF AMERICA, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
YEAR ENDED JANUARY 31, 2009

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at January 31, 2009	$ 118,130	$ (3,202)	$ 114,928
Add: liabilities subordinated to claims of general creditors	-	-	-
Deduct: other allowable credits: excess fidelity bond deduction	-	-	-
Total capital and allowable subordinated liabilities and credits at January 31, 2009	118,130	(3,202)	114,928
Deduct: total non-allowable assets from balance sheet at January 31, 2009	(7,141)	3,202	(3,939)
Net capital before haircuts on security positions at January 31, 2009	110,989	-	110,989
Haircuts on securities at January 31, 2009	-	-	-
Net capital at January 31, 2009	$ 110,989	$ -	$ 110,989

PREMIER SECURITIES OF AMERICA, INC.
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED JANUARY 31, 2009

During the year ended January 31, 2009, there were no liabilities subordinated to general creditors.

PREMIER SECURITIES OF AMERICA, INC.
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED JANUARY 31, 2009

Payroll expense	$	1,230
Licenses and permits		2,970
Depreciation		1,155
Professional fees		4,450
Webmail expense		578
Postage and delivery		88
Bank service charges		60
Insurance		641
	$	11,172

SMITH & HOWARD
Certified Public Accountants and Advisers
171 17TH STREET, NW
SUITE 900
ATLANTA, GEORGIA 30363
404.874.6244
404.874.1658 (*fax*)
WWW.SMITH-HOWARD.COM